UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 25, 2013

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report contains a copy of the press release entitled “Textainer Increases Revolving Credit Facility to $700 million,” dated June 25, 2013.

Exhibit

1.	Press Release dated June 25, 2013

Exhibit 1

TEXTAINER INCREASES REVOLVING CREDIT FACILITY TO $700 MILLION

HAMILTON, Bermuda, June 25, 2013 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE:TGH) (“Textainer” or the “Company”), the world’s largest lessor of intermodal containers based on fleet size, today announced that Textainer Limited, which is a wholly-owned subsidiary of the Company, utilized an accordion feature in its five-year revolving credit agreement to expand the facility from $600 million to $700 million.

“This facility increase provides Textainer with additional liquidity, enabling us to competitively meet our customers’ container leasing needs,” commented Hilliard C. Terry, III, Textainer Executive Vice President and Chief Financial Officer. “This facility is very competitively priced at LIBOR plus 1.5% and is the most flexible of our debt facilities. The expanded size of this facility, coupled with the recent re-pricing of our $1.2 billion warehouse and the refinancing of the facility for our TAP subsidiary, are evidence of our continuing successful efforts to increase liquidity and reduce funding costs.”

The proceeds from borrowings under the revolving credit agreement are used to purchase containers and for general corporate purposes. The credit agreement was originally established in September 2012 and expires in 2017. The interest rate under the credit agreement is a spread over the London Interbank Offered Rate (“LIBOR”) which varies based on leverage and is currently LIBOR plus 150 basis points.

BNP Paribas, joined the existing group of lenders and Citibank, N.A. increased its existing lending commitment. The group of lenders includes: Bank of America, N.A; Wells Fargo Bank, N.A.; Royal Bank of Canada; Union Bank, N.A.; HSBC Bank; KeyBank, N.A.; JPMorgan Chase Bank, N.A.; Citibank, N.A.; DBS Bank Ltd.; Sovereign Bank, N.A.; First Hawaiian Bank; Branch Bank and Trust Company; and Umpqua Bank. Bank of America, N.A. also serves as Administrative Agent on the revolving credit facility.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts, and include, but are not limited to, statements concerning the expected use of proceeds from the borrowings under the credit agreement and ability to compete competitively. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results.

The Company’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. The Company is under no obligation to modify or update any or all of the statements it has made in this press release despite any subsequent changes that the Company may make in its views, estimates, plans or outlook for the future.

About Textainer Group Holdings Limited

Textainer Group Holdings Limited has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. As of the most recent quarter end, Textainer had more than 1.9 million containers, representing more than 2.8 million TEU, in its owned and managed fleet. Textainer leases dry freight, dry freight specialized, and refrigerated containers. Textainer is one of the largest purchasers of new containers as well as one of the largest sellers of used containers. Textainer leases containers to approximately 400 shipping lines and other lessees and sells containers to more than 1,100 customers worldwide. Textainer provides services worldwide via a network of regional and area offices, as well as independent depots. More information is available on the Company’s website at http://investor.textainer.com.

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Textainer Group Holdings Limited

Hilliard C. Terry, III, +1 415-658-8214

Executive Vice President and Chief Financial Officer

ir@textainer.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2013

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer